UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 1-12935

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENBURY RESOURCES INC. EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Denbury Resources Inc.
5320 Legacy Drive
Plano, TX 75024

Denbury Resources Inc. Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Denbury Resources Inc. Employee Stock Purchase Plan:

In our opinion, the accompanying statements of plan assets and the related statements of changes in plan assets present fairly, in all material respects, the plan assets of the Denbury Resources Inc. Employee Stock Purchase Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in plan assets for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Dallas, Texas
March 28, 2014

Denbury Resources Inc. Employee Stock Purchase Plan
Statements of Plan Assets

	December 31,
	2013	2012
Assets – cash	$15,725	$16,987

Plan assets	$15,725	$16,987

See accompanying Notes to Financial Statements.

Denbury Resources Inc. Employee Stock Purchase Plan
Statements of Changes in Plan Assets

	Year Ended December 31,
	2013	2012	2011
Additions:
Employee contributions, net	$8,624,949	$7,576,243	$6,424,442
Employer contributions	6,477,676	5,682,612	4,820,006
Total additions	15,102,625	13,258,855	11,244,448

Deductions:
Purchases of Denbury Resources Inc. common stock allocated to plan participants	15,103,887	13,256,317	11,235,155

Increase (decrease) in plan assets	(1,262)	2,538	9,293

Plan assets:
Beginning of period	16,987	14,449	5,156
End of period	$15,725	$16,987	$14,449

See accompanying Notes to Financial Statements.

Denbury Resources Inc. Employee Stock Purchase Plan
Notes to Financial Statements

Note 1. Plan Description

The following description of the Denbury Resources Inc. Employee Stock Purchase Plan (“Plan”) provides only general information.  Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.

General

The Plan is an employee stock purchase plan that allows participants to purchase shares of common stock (“Stock”) of Denbury Resources Inc. (the “Company”). The Plan’s year ends on December 31 and is divided into four three-month periods (“Offering Periods”) for the purpose of stock offerings under the Plan.  The Offering Periods begin on the first day of each January, April, July and October.

Full-time employees of the Company, who are employed on or before the first day of the Offering Period, are eligible to participate in the Plan.  Eligible employees not yet participating in the Plan may enroll in the Plan at any time, but their election will only become active at the beginning of the next Offering Period.  Once an election is made, the participant will automatically participate in all subsequent Offering Periods, unless the participant makes a new election or withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan prospectus.  Beneficial owners of more than 10 percent of the common stock of the Company, or an officer of the Company who elects not to continue participation in the Plan must wait for a period of six months before participating again.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, nor is it qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”).

Contributions and Stock Purchases

The participants may elect to contribute from 1% to 10%, in 1% increments, of their base salary to the Plan either by payroll deductions or by making a cash payment prior to the end of each Offering Period.  At the end of each Offering Period, the Company contributes an amount equal to 75% of the individual participant’s contributions and uses the combined funds to purchase and issue shares of the Company’s Stock into the account for the participants.  The number of shares is calculated by using the market price of the Company’s Stock at the end of the applicable Offering Period.  The market price is defined as the average closing price on the New York Stock Exchange for the ten trading days prior to the issue date.  In addition, the Company pays the income tax on the Company’s matching portion on behalf of employees who earn below a certain salary threshold.

Shares purchased by the participants are immediately distributed in the name of each participant at the end of each Offering Period.  The shares issued have all rights of ownership such as voting and dividend rights, but the Plan requires that the participant retain the shares for one year after issuance before the shares may be sold or transferred.  For convenience, each participant’s shares are initially issued into their account at American Stock Transfer & Trust Company, the Company’s transfer agent.

If an employee is terminated for any reason prior to the end of the Offering Period or makes an election to withdraw during the Offering Period, any contributions made by such employee during the Offering Period are refunded, without interest, and such employee does not receive the Company’s matching contribution.  Such refunds are included in “Employee contributions, net” on the accompanying Statements of Changes in Plan Assets.

As the shares are fully vested upon issuance, there are no provisions for a change of control in the Plan.

As of December 31, 2013, the maximum number of shares of the Company’s Stock available for sale under the Plan is 11,900,000, of which 10,298,770 shares have been purchased by and distributed to participants.  Participants of the Plan purchased 860,901, 815,385 and 678,197 shares of the Company’s Stock during the years ended December 31, 2013, 2012 and 2011, respectively.  As of December 31, 2013, there were 1,601,230 authorized shares of the Company’s Stock remaining to be issued under the Plan.

Denbury Resources Inc. Employee Stock Purchase Plan

Fractional shares of the Company’s Stock are not purchased and distributed to participants.  Cash held by the Plan represents participant funds which were not sufficient to purchase a whole share of the Company’s Stock.  This cash is combined with contributions in future Offering Periods, and whole shares are purchased under the provisions of the Plan when sufficient funds are accumulated.

Plan Amendments

On May 22, 2013, the stockholders of the Company approved an amendment to the Plan to increase the maximum number of shares of Stock that may be issued under the Plan from 9,900,000 shares to 11,900,000 shares. In addition, the term of the Plan was amended to extend through the earlier of August 9, 2025 or the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

Administrative Expenses

All expenses for Plan administration are paid by the Company and are not reflected in the financial statements of the Plan.  If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions and other costs incurred in such transactions.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Participants’ Accounts

Assets in participants’ accounts, although provided for by the Plan as a convenience to the participants, are not included in the assets of the Plan as the Plan does not retain any ownership or have any rights to the shares once they are issued.  As a result, participants’ sales of shares are not included in the Plan’s Statements of Changes in Plan Assets.

Note 3. Tax Status

The Plan does not fulfill the requirements of an employee stock purchase plan as defined in Section 423 of the Code.  As such, the Plan is not required to file income tax returns or pay income taxes.  Contributions made to the Plan by the employer on behalf of the participants are taxable to the participant as ordinary income.  Upon the disposition of the shares by the participant, the participant will generally be subject to tax for any appreciation in the share value.

Note 4. Termination of the Plan

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right, subject to certain restrictions under the Plan, to amend or terminate the Plan at any time.  The Plan will, unless amended by the Board of Directors, terminate at the earlier to occur of August 9, 2025 or the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.  Upon termination of the Plan, any cash held by the Plan will be refunded, without interest, to the participants who originally contributed the funds.

Denbury Resources Inc. Employee Stock Purchase Plan

Note 5. Cash

The Plan’s cash is maintained by the Company on behalf of the Plan.  The cash is non-interest bearing.

Denbury Resources Inc. Employee Stock Purchase Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee, acting as the administrator of the Denbury Resources Inc. Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.

March 28, 2014	/s/ Laura A. Sugg
Laura A. Sugg, Chairwoman of the Compensation Committee

March 28, 2014	/s/ Michael B. Decker
Michael B. Decker, a member of the Compensation Committee

March 28, 2014	/s/ Ronald G. Greene
Ronald G. Greene, a member of the Compensation Committee

March 28, 2014	/s/ Gregory L. McMichael
Gregory L. McMichael, a member of the Compensation Committee

Denbury Resources Inc. Employee Stock Purchase Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm